EXHIBIT 14

VI-12 Standards of Business Conduct

AMERICAN PACIFIC CORPORATION & SUBSIDIARIES
Policy and Procedures Manual
STANDARDS OF BUSINESS CONDUCT Policy Number VI-12

I.  POLICY

A.  It is the policy of the Company to conduct its business ethically and in accordance with the laws of the United States and every other jurisdiction in which the Company operates. All employees and directors of the Company, and consultants retained by the Company (collectively referred to hereinafter as “employees”) shall adhere strictly to this Policy.

II.  GENERAL MATTERS

A.  Each employee must recognize that the Company’s reputation for integrity is an invaluable and essential asset. Each employee must follow, at all times, the highest standards of integrity and personal conduct in work for the Company.

B.  It is the personal responsibility of each employee to know, understand and diligently follow the policies and procedures set forth in the Company’s Standards of Business Conduct.

C.  The prohibitions contained in these Standards apply to an employees direct conduct as well as conduct done indirectly through agents or any other representative.

D.  No consultant shall be retained by the Company without that consultant being advised first of the Company’s commitment to the Standards and then directed to refrain from any conduct for or on behalf of the Company that would affect adversely the Company’s reputation for integrity.

E.  Each supervisor shall ensure that all employees for whom he or she is responsible know and understand their obligations under these Standards as well as the Company’s commitment to enforce these Standards.

F.  All employees shall comply with the Company’s Insider Trading Policy.

III.  PROHIBITED ACTS

A.   All unethical and unlawful acts are prohibited. The following areas of specific concern to the Company are listed as non-exclusive examples of prohibited conduct:

1.	Bribes, kickbacks or other unlawful payments made by or on behalf of the Company, directly or indirectly ;

2.

Maintenance of funds or assets by or on behalf of the Company for any unethical or unlawful purpose, or maintenance of funds or assets by or on behalf of the Company for any purpose not disclosed in the books and records of the Company;

3.	False or misleading entries in or material omissions from the books and records of the Company;

4.	Payments made by or on behalf of the Company for purposes other than those described by the Company’s supporting documents and records;

5.	Unlawful political contributions made by or on behalf of the Company, directly or indirectly; and

6.	Solicitation or acquisition, in violation of the law, regulation or authorized procurement procedure, of customer or competitor related data.

B.  Employees, both individually and collectively, must act in a manner that will facilitate full and fair disclosure of the Company’s financial condition and results of operations in accordance with applicable accounting principles, laws, rules and regulations, and in such connection, keep the Company’s books and records so as to fully and fairly reflect all Company transactions.  Employees must be mindful that these records will be used for the purpose of providing full, fair, accurate and timely disclosure in reports and documents that the Company files with or submits to regulatory authorities, as well as financial, stockholder and other internal or external reports, documentation or audits.

IV.  CUSTOMER RELATIONS

A.  It is the Company’s policy to deal with the United States Government and it’s contractors fairly and honestly. Supervisors shall ensure that all employees are aware of, understand and comply with the sometimes complex requirements of law, regulations and contracts that guide the Company’s work for the United States Government and it’s contractors. It is the responsibility of each employee to understand and follow this policy and to seek guidance whenever he or she is uncertain about a proposed course of conduct.

B.  The following are listed as non-exclusive examples of areas in which the Company requires employees to pay particular concern:

COSTS:  Only costs properly chargeable to a contract may be billed to or reimbursed by the United States Government. Examples of improper charging of costs include: false or otherwise incorrect entries on timecards; false or otherwise incorrect subcontractor charges; false or otherwise incorrect classification of costs as direct rather than indirect; submission of false or otherwise incorrect expense accounts; or false or otherwise incorrect charge of time or materials to a work order.

PREPARATION AND SUBMISSION OF PROPOSALS:  All employees who are involved, directly or indirectly, in supporting a proposal must take adequate precautions to ensure that cost

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or pricing data is current, accurate and complete, properly disclosed and documented, and retained in the appropriate files.

PRODUCT INTEGRITY:  Intentional deviation from applicable specification requirements, including product substitution, can have consequences as serious as those associated with the submission of false cost data.  Product substitution includes such activities as the delivery of products that are not the same as called for by a specification, even though it may be generally thought that the substituted product is equal to or better than the one called for by the specification.  No deviation is permissible except as authorized by written waiver or other contractually permitted procedure.

ENTERTAINMENT, GIFTS, AND GRATUITIES:  Each of the agencies of the United States Government which the Company transacts business has regulations prohibiting, with only minor exceptions, agency personnel from accepting any entertainment, gifts, gratuities, payment or other business courtesies which may be acceptable in the commercial sector.  The letter and spirit of all such regulations must be compiled by the Company and all of its employees.

SECURITY:  It is important, both from the standpoint of national security and that of assuring compliance with applicable laws, regulations and contractual requirements, that all employees deal with United States Government classified and proprietary material in the proper manner.  Unauthorized access, dissemination, acceptance or handling of that material is prohibited and may constitute a violation of the law.

MARKET INTELLIGENCE:  In order to safeguard the integrity of the federal procurement process, all employees must respect the confidentiality of proprietary and competition-sensitive information whether prepared by the company, it’s consultants, other companies or the federal government.  Employees should neither seek to obtain solicit nor accept classified, confidential, proprietary or competition-sensitive information prepared by or for the United States Government or another company or concerning a procurement process, in a manner not permitted by law or regulation or the authorized government procurement process.  Information subject to this provision includes, without limitation, trade secrets and other proprietary technical data, information concerning a competitor’s costs, prices or proposals, procurement plans and technical or price evaluations concerning a particular procurement prepared by or for the procuring agency.

V.  GRATUITIES

A.  Gifts, entertainment, favors and gratuities of more than nominal value from the Company’s customers, subcontractors or suppliers may not be accepted by any employee.

VI.  POLITICAL CONTRIBUTIONS

A.  All contributions, direct or indirect, to any political party or candidate for political office or regarding any ballot measure by any organizational component of the Company are prohibited unless such contribution has been approved in writing by the Chief Executive Officer.

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VII.  FOREIGN GRATUITIES AND PAYMENTS

A.  The law of the United States and the laws of most foreign countries prohibit most payments and gifts to individuals associated with foreign governments, agencies, political parties and instrumentalities of foreign governments for the following purposes:

1.	To obtain or retain business;

2.	To influence an official governmental act or decision; and

3.	To persuade an individual to act or not act in violation of his official duties.

B.  All employees whose duties involve contacts, directly or indirectly, with individuals associated with foreign governments, governmental instrumentalities or political parties must first obtain the written authorization of the Chief Executive Officer before making or authorizing any gift or payment of more than nominal value.

VIII.  CASH PAYMENTS

A.  No payment by or on behalf of any organizational component of the Company may be in cash, except under the following circumstances:

1.	The payment is for routine services or supplies;

2.	The total payment does not exceed $500.00;

3.	The payment is properly documented; and

4.	The payment has been previously approved by the responsible financial officer.

IX.  CONFLICTS OF INTEREST

A.  All employees must conduct themselves with the highest standards of integrity, honesty and fair dealings, to preclude conflict between the interests of the company and the personal interests of employees. Employees shall avoid any actions or relationships that could adversely affect or have the appearance of adversely affecting their judgment or actions in performing their duties.

B.  No employee shall have any interest, direct or indirect, in any outside concern or competing concern. Further, no employee shall render any service to or represent or undertake to act for any outside concern or competing concern.

C.  The terms “concern”, “competing concern”, and “outside concern”, are defined as follows:

1.	CONCERN: Any individual or entity, regardless or whether its form is a corporation, partnership, trust, joint venture or government entity, having interest in conflict with the Company’s interest;

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2.	COMPETING CONCERN: Any type of concern which competes with the Company or which competes with anyone or any entity who sells any product manufactured, distributed, developed or sold by the Company;

3.	OUTSIDE CONCERN: Any type of concern with which the Company does business or to which the Company provides business, whether directly or indirectly.

D.  Only the Corporate Governance Committee of the Board of Directors of the Company may authorize an employee to engage in a conflicting or competing concern, provided all facts and circumstances surrounding the conflict are first disclosed in writing.

E.  Failure or refusal to comply with this policy shall result in the immediate dismissal of the employee and will subject that employee to all appropriate legal proceedings.

X.  PROCUREMENT POLICY

A.  It is the policy of the Company to make all its purchases on the basis of quality, delivery and price. The only other considerations permitted are the requirements of a customer or the interests of National Security. Employees must be guided at all times by the highest standard of integrity and personal conduct in their business contacts to enable the Company to deal fairly and impartially with its suppliers.

B.  The Company will foster competition among responsible suppliers through the development of efficient and low-cost sources. The Company will maintain as broad a base of suppliers as is consistent with efficient administrative practices.

C.  It is also the policy of the Company that small business concerns, including those owned and controlled by socially and economically disadvantaged individuals, shall have the maximum practicable opportunity to participate in the performance of the Company’s purchase orders and subcontracts for materials, supplies and services, consistent with the efficient and economic performance of the Company’s contracts.

RESERVED

XII.  DISCLOSURE OF MATERIAL INFORMATION

See Insider Trading Policy.

XIII.  COMPLIANCE

A.  It is the responsibility of an employee having knowledge of any activity that is or may be in violation of these Standards promptly to disclose such activity to the responsible supervisor, or if the employee prefers, to the Chief Executive Officer or his designated representative.  Activities to be reported include the following:

1.	Violations of these Standards;

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2.	Any request which the employee believes would violate these Standards; and

3.	Any information that gives the employee reason to believe any other employee, person or firm representing the Company has or intends to violate these Standards.

B.  Any supervisor receiving an employee’s report will forward that report to higher management and the Chief Executive Officer or his designated representative, and take such action as higher management or the Chief Executive Officer may direct.

C.  Every employee shall cooperate fully with any investigation of any alleged violation of these standards.

D.  Any employee who has a concern about the Company’s accounting, internal controls or auditing matters, may communicate those concerns to the Audit Committee.  The Communications may be confidential or anonymous and may be submitted in writing, by phone or by email.  Information on how to report such concerns is contained in a separate policy entitled “How to Report Certain Concerns to the Audit Committee.”

E.  Retribution against any employee for any of the above such reporting is prohibited and will not be tolerated.

XIV.  COMPLIANCE OVERSIGHT

A.  The Chief Executive Officer or his designated representative shall exercise principal responsibility to direct and administer inquiries into reports of violations and monitor enforcement of this policy.

B.  The Chief Executive Officer or his designated representative shall be advised promptly by the manager of every organizational component of the Company of the following:

1.

Any allegation by a non-employee that there has been any fraud, false statement, false claim or other violation of law, regulation, or procedure, in connection with any contract of the company with the United States Government;

2.	Any employee’s report received in any organizational component of the Company of any actual or potential violation of these standards; and

3.	Any other actual or potential violation of these standards which the manager regards as significant.

C.  Any waivers, changes, amendments or modifications of these Standards must be approved by the Corporate Governance Committee of the Board of Directors of the Company.

D.  Amendments to and waivers from these Standards will be disclosed as required by applicable securities laws and the rules of the Nasdaq Stock Exchange.

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XV.  SANCTIONS

A.  Any employee who violates these Standards is subject to strict disciplinary action which may include, without limitation, dismissal, demotion, suspension without pay, written reprimand, reduction in salary or delay or reduction or any pay increase that might otherwise be granted.

B.  All employees should be aware that certain matters prohibited by these Standards may give rise to civil remedies independent of employment or criminal prosecution that will, upon conviction, result in significant fines and imprisonment for an extended period of time.

Effective: 3/30/90

Policy VI-12	Rev. 02	11/12/03

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